UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04020859

March 16, 2004

Rosario Herrera Sindel
Senior Counsel
Unocal Corporation
2141 Rosecrans Avenue
Suite 4000
El Segundo, CA 90245

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/16/2004

Re: Unocal Corporation
Incoming letter dated January 22, 2004

Dear Ms. Sindel:

This is in response to your letter dated January 22, 2004 concerning the shareholder proposal submitted to Unocal by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, the Amalgamated Bank LongView Collective Investment Fund, the New York State Common Retirement Fund, and the Connecticut Retirement Plans and Trust Funds. We also have received a letter on the proponents' behalf dated February 9, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

716639

cc: Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street
New York, NY 10007-2341

Cornish F. Hitchcock
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20515

Alan G. Hevesi
Comptroller
State of New York
Office of the State Comptroller
110 State Street
Albany, NY 12236

Donald Kirshbaum
Investment Office for Policy
State of Connecticut
Office of the Treasurer
55 Elm Street
Hartford, CT 06106-1773

UNOCAL 76

Rosario Herrera Sindel
Senior Counsel
Tel (310) 726-7767
Fax (310) 726-7875

January 22, 2004

BY FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Unocal Corporation (File No.: 1-08483)
Stockholder Proposal re Direct Communications on Corporate Governance Matters between Non-Management Directors and Shareholders

Ladies and Gentlemen:

On behalf of Unocal Corporation, a Delaware corporation (the "Company"), enclosed please find six copies of this letter pursuant to Rule 14a-8(j)(2) promulgated under the Securities Exchange Act of 1934, as amended. In compliance with Rule 14a-8(j)(1), this letter is submitted at least eighty (80) calendar days prior to the Company's anticipated date of filing its definitive proxy statement and form of proxy relating to its 2004 Annual Meeting.

The Company believes it is proper and intends to omit the enclosed stockholders' proposal regarding direct communications on corporate governance matters between non-management directors and shareholders (the "Proposal") submitted on behalf of New York City Pension Funds (New York City Employees' Retirement System, New York City Teachers' Retirement System, New York City Police Pension Fund, and the New York City Fire Department Pension Fund), Amalgamated Bank LongView Collective Investment Fund, New York State Common Retirement Fund and Connecticut Retirement Plans and Trust Funds (the "Proponents") from its proxy materials pursuant to Rule 14a-8(f) as promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended, due to the fact the Proposal deals with matters related to the Company's ordinary business operations and because the Company has substantially implemented the Proposal.

The Proposal requests that the Company's Board of Directors "establish an Office of the Board of Directors to enable direct communications on corporate governance matters, including meetings, between non-management directors and shareholders, based on the standard proposed by the New York Stock Exchange Board of Directors."

I. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

The Proposal may be properly omitted pursuant to Rule 14a-8(i)(7) because the Proposal encompasses matters relating to the Company's ordinary business operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998). The Release contemplated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals.

There is strong precedent that proposals addressing shareholder communications come within the ambit of ordinary business operations. The SEC has previously determined that proposals related to procedures for enabling shareholder communications are excludable under Rule 14a-8(i)(7). See *Comverse Technology, Inc.* (avail. Sep. 8, 2003); *Advanced Fibre Communications, Inc.* (avail. Mar. 10, 2003); and *PeopleSoft, Inc.* (avail. Mar. 14, 2003). In *Chevron Corp.* (avail. Feb. 8, 1998) the SEC permitted the exclusion of a shareholder proposal mandating that the board of directors establish an "Office of Shareholder Ombudsman to resolve shareholder complaints." The Staff noted that the *Chevron* proposal was excludable as "it relates to the Company's ordinary business operations (*i.e.*, procedures for dealing with shareholders)."

Furthermore, in *Jameson Inns Inc.* (avail. May 15, 2001), a shareholder proposal urged the board of directors to take three specific actions, including "setting up a forum . . . to allow shareholders to ask questions of independent board members concerning conflicts of interest." The proponent cast these recommendations as a method for the Company to "improve shareholder communications." The SEC concurred that the proposal related to ordinary business matters, and therefore was excludable under Rule 14a-8(i)(7), as it related to "procedures for improving shareholder communications."

II. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Company has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits exclusion of a shareholder proposal "if the company has already substantially implemented the proposal . . . . [It] is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 34-12598 (July 7, 1976).

When a company can demonstrate that it already has adopted policies or taken actions to address each element of a shareholder proposal, the SEC has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Nordstrom Inc.*(avail. Feb. 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). *See also The Gap, Inc.* (avail. Mar. 8, 1996). Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a stockholder proponent and the issuer's actions in order for the stockholder's proposal to be excluded. *Exchange Act Release No. 20091* (August 16, 1983). The SEC has consistently granted issuers reasonable latitude in substantially implementing stockholder proposals so as to permit exclusion pursuant to Rule 14a-8(i)(10). As discussed below, the Company has adopted a policy on stockholder communications which addresses each element of the Proposal, demonstrating that the Company has substantially implemented the Proposal and rendering the Proposal moot.

As noted by the Proponents, in connection with various corporate governance reforms the New York Stock Exchange has required that listed companies disclose a method for interested parties to communicate directly with the presiding director or with the non-management directors as a group. See NYSE Rule 303A.03. In order to comply with this requirement, the Company has adopted a policy that all stockholder communications addressed to the Board of Directors in general are forwarded to the Chairman of the Board, who determines the appropriate response to the communication. All stockholder communications addressed specifically to the independent directors are forwarded to the Vice Chairman, the independent director who acts as a liaison between management and the independent directors and who presides at all meeting of the independent directors, with a copy to the Chairman. The Vice Chairman in his discretion determines the appropriate response to the communication. This policy will be included in the Company's 2004 proxy statement.

The appropriate response to a stockholder communication depends of the nature of the communication and can include a broad range of actions, without limitation, forwarding the correspondence to the other Board members, including the issue as a Board agenda item, and setting up meetings with the stockholders. While the mention of meetings with stockholders is not explicitly included in the Company policy, it is clearly within the range of appropriate responses. In fact, there are several instances where the Company's Chairman and independent Vice Chairman have made themselves available to meet with certain stockholders at their request.

The Company's policy addresses each element of the Proposal except the creation of a specific office entitled "Office of the Board of Directors." Instead, the office of the Corporate Secretary performs the role of forwarding Board communications to the Chairman and Vice Chairman, as most of such communications come to the office of the Corporate Secretary. Accordingly, as the resolution has already been substantially implemented, we believe Rule 14a-8(i)(10) permits exclusion of this Proposal from the Company's 2004 Proxy Statement and we intend to so exclude it.

Based on the foregoing analysis, we respectfully request that the SEC confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2004 Proxy statement. We would be happy to provide you with additional information and answer any questions that you may have regarding this subject. In the event you disagree with our position, we would appreciate it if you could contact the undersigned at (310) 726-7767. The Company reserves the right to submit additional bases upon which the Proposal may properly be omitted from the proxy statement.

Please acknowledge receipt of the foregoing by stamping the accompanying copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,

Rosario Herrera Sindel

Enclosures

cc: New York City Employees' Retirement System
New York City Teachers' Retirement System
New York City Police Pension Fund
New York City Fire Department Pension Fund

c/o:
The City of New York
Office of the Comptroller
Bureau of Asset Management
Attn: Mr. Kenneth B. Sylvester
1 Centre Street
New York, N.Y. 10007-2341

Amalgamated Bank LongView Collective Investment Fund
c/o Cornish F. Hitchcock
Attorney at Law
1100 17th Street, N.W., 10th Floor
Washington, D.C. 20036-4601

New York State Common Retirement Fund
State of New York
Office of the State Comptroller
Attn: Mr. Alan G. Hevesi
110 State Street
Albany, New York 12236

Connecticut Retirement Plans and Trust Funds
State of Connecticut
Office of the Treasurer
Attn: Mr. Howard G. Rifkin
55 Elm Street
Hartford, Connecticut 06106-1773

Samuel H. Gillespie
Corporate Secretary, Senior Vice President,
Chief Legal Officer and General Counsel

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

TELEPHONE: (212)669-2013
FAX NUMBER: (212)669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@COMPTROLLER.NYC.GOV

Kenneth B. Sylvester
ASSISTANT COMPTROLLER FOR PENSION POLICY

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 4, 2003

Mr. Sam Gillespie
Corporate Secretary
Unocal Corporation
2141 Rosecrans Avenue, Suite 4000
El Segundo, CA 90245

Dear Mr. Gillespie:

I write to you on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and approval of stockholders at the next annual meeting of Unocal Corporation.

Recent reports of corporate wrongdoing and corporate governance failures have severely undermined public confidence in the equity markets, and have resulted in the loss to investors of hundreds of millions of dollars. Recognizing the urgent need to restore investor confidence in the stock markets, the United States Congress passed the Sarbanes-Oxley Act of 2002; the Securities and Exchange Commission (SEC) adopted a rule: Disclosure Regarding Nominating Committee Functions and Communications between Security Holders and Boards of Directors, and recently approved final corporate governance rules of the New York Stock Exchange (NYSE). We are pleased that the NYSE corporate governance rules include a requirement that companies must disclose a method for interested parties to communicate directly with the presiding director of executives sessions or with non-management directors as a group.

The Systems believe that the creation of a means for direct communications between shareholders and the non-management directors would benefit the company through constructive discussions of perspectives, enhanced understanding, valuable feedback, and the fostering of meaningful links between directors and the shareholders.

Therefore, we offer the enclosed proposal for shareholders to consider and approve at the next annual meeting of the company. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from Citibank, certifying the systems' ownership of shares of Unocal Corporation common stock, are enclosed. Each system intends to continue to hold at least $2,000 worth of these securities through the date of the next annual meeting.

We would be happy to discuss this initiative with you. Should the board of directors decide to endorse its provisions as company policy, the Systems will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2013.

Very truly yours,

Kenneth B. Sylvester

Kenneth B. Sylvester

Enclosures

SHAREHOLDER PROPOSAL

CREATION OF A FORMAL MECHANISM FOR DIALOGUE BETWEEN INDEPENDENT DIRECTORS AND SHAREHOLDERS

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller of the City of New York.

WHEREAS, the board of directors is meant to be an independent body elected by shareholders and charged by law with the duty and authority to formulate and direct corporate policies, and

WHEREAS, in 2002, the Board of Directors of the New York Stock Exchange, recognizing the need to improve corporate governance, proposed a listing standard to empower non-management directors as a more effective check on management, and to facilitate direct communications between shareholders and the non-management directors; and

WHEREAS, in an August 8, 2003, release pertaining, in part, to disclosure of companies' procedures for shareholder communications with the directors, the Securities and Exchange Commission stated that "Providing security holders with disclosure about the process for communicating with board members would improve the transparency of board operations, as well as security holder understanding of the companies in which they invest;"

WHEREAS, a January 1994 study entitled: *Improving Communications Between Corporations and Shareholders*: *Overall Findings and Recommendations,* prepared on behalf the New Foundations Working Group, John F. Kennedy School of Government, Harvard University, recommended several mechanisms for direct communications between directors and shareholders. Among the recommendations were:

- Regular meetings with groups of shareholders and selected board members
- Meetings between large shareholders and the full board of directors

WHEREAS, we believe that the creation of a means for direct communications on corporate governance matters between shareholders and the non-management directors would benefit the company through constructive discussions of perspectives, enhanced understanding, valuable feedback, and the fostering of meaningful links between directors and the shareholders by whom they are elected;

NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the board of directors to establish an Office of the Board of Directors to enable direct communications on corporate governance matters, including meetings, between non-management directors and shareholders, based on the standard proposed by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

STATEMENT OF SUPPORT

The confidence of investors in the U.S. capital markets has been deeply shaken by corporate malfeasance at companies, such as Enron and World Com. Shareholders have suffered loss of their investments estimated in the billions of dollars, and many investors have withdrawn from the stock markets. As long-term institutional investors, we are concerned about the potential negative impact of the continuing erosion of investor confidence on the long-term interests of the company and the shareholders. This proposal is intended to improve investor confidence by improving director and shareholder communications on corporate governance matters, and strengthening the relationship between the Board of Directors and the shareholders.

citigroup

December 2, 2003

RE: NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees' Retirement System held

395,006 shares of **UNOCAL CORPORATION**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

citigroup

December 2, 2003

RE: NEW YORK CITY POLICE PENSION FUND

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Police Pension Fund held

109,860 shares of **UNOCAL CORPORATION**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

citigroup

December 2, 2003

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund held

35,810 shares of **UNOCAL CORPORATION**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

citigroup

December 2, 2003

RE: NEW YORK CITY TEACHERS' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Teachers' Retirement System held

297,130 shares of **UNOCAL CORPORATION**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

PAUL R. MOORE

DEC 0 9 2003

8 December 2003

Mr. Samuel H. Gillespie, III
Corporate Secretary
Unocal Corp.
2141 Rosecrans Avenue, Suite 4000
El Segundo, California 90245

By UPS and facsimile: (310) 726-7696

Re: Shareholder proposal for 2004 annual meeting

Dear Mr. Gillespie:

On behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), a long-term institutional investor in your Company, I submit the enclosed shareholder proposal for inclusion in the proxy materials that Unocal plans to circulate to shareholders in anticipation of the 2004 annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it asks the Company to establish an Office of the Board of Directors to facilitate communications with shareholders, as set forth in the resolution.

The Fund is co-filing this proposal with William C. Thompson, Jr., Comptroller of the City of New York, who filed on behalf of the New York City pension systems identified in his submission letter of which he is the custodian and trustee. The Fund is an S&P 500 index fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets exceeding $3 billion. Created by the Amalgamated Bank in 1992, the Fund has beneficially owned more than $2000 worth of Unocal common stock for over a year. The Fund plans to continue ownership through the date of the 2004 annual meeting, which a representative is prepared to attend. A letter from the Bank is being provided under separate cover.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

SHAREHOLDER PROPOSAL

CREATION OF A FORMAL MECHANISM FOR DIALOGUE BETWEEN INDEPENDENT DIRECTORS AND SHAREHOLDERS

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller of the City of New York.

WHEREAS, the board of directors is meant to be an independent body elected by shareholders and charged by law with the duty and authority to formulate and direct corporate policies, and

WHEREAS, in 2002, the Board of Directors of the New York Stock Exchange, recognizing the need to improve corporate governance, proposed a listing standard to empower non-management directors as a more effective check on management, and to facilitate direct communications between shareholders and the non-management directors; and

WHEREAS, in an August 8, 2003, release pertaining, in part, to disclosure of companies' procedures for shareholder communications with the directors, the Securities and Exchange Commission stated that "Providing security holders with disclosure about the process for communicating with board members would improve the transparency of board operations, as well as security holder understanding of the companies in which they invest;"

WHEREAS, a January 1994 study entitled: *Improving Communications Between Corporations and Shareholders: Overall Findings and Recommendations,* prepared on behalf the New Foundations Working Group, John F. Kennedy School of Government, Harvard University, recommended several mechanisms for direct communications between directors and shareholders. Among the recommendations were:

- Regular meetings with groups of shareholders and selected board members
- Meetings between large shareholders and the full board of directors

WHEREAS, we believe that the creation of a means for direct communications on corporate governance matters between shareholders and the non-management directors would benefit the company through constructive discussions of perspectives, enhanced understanding, valuable feedback, and the fostering of meaningful links between directors and the shareholders by whom they are elected;

NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the board of directors to establish an Office of the Board of Directors to enable direct communications on corporate governance matters, including meetings, between non-management directors and shareholders, based on the standard proposed by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

STATEMENT OF SUPPORT

The confidence of investors in the U.S. capital markets has been deeply shaken by corporate malfeasance at companies, such as Enron and World Com. Shareholders have suffered loss of their investments estimated in the billions of dollars, and many investors have withdrawn from the stock markets. As long-term institutional investors, we are concerned about the potential negative impact of the continuing erosion of investor confidence on the long-term interests of the company and the shareholders. This proposal is intended to improve investor confidence by improving director and shareholder communications on corporate governance matters, and strengthening the relationship between the Board of Directors and the shareholders.

Rec'd 12/9/03 [illegible]

ALAN G. HEVESI
COMPTROLLER

110 STATE STREET
ALBANY, NEW YORK 12236

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

December 8, 2003

Via Overnight Mail and FAX

Mr. Samuel H. Gillespie III
Corporate Secretary
Unocal Corporation
2141 Rosecrans Avenue, Suite 4000
El Segundo, California 90245

Dear Mr. Gillespie:

As Comptroller of New York State, I am sole Trustee of the New York State Common Retirement Fund ("Fund"). The Fund has assets totaling approximately $110 billion, including the beneficial ownership of 1,582,158 shares in Unocal Corporation.

I understand that a resolution pertaining to the creation of a means for direct communication between shareholders and the non-management directors at the company has been submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund for consideration at the company's 2004 annual meeting. This letter is to inform you that the Fund is a co-sponsor of that resolution. A copy of the proposal is enclosed herewith.

Because of the recent controversies surrounding the company regarding its operations in Myanmar, takeover rumors, and lagging performance, I believe that direct communication between shareholders and the non-management directors is much needed at Unocal Corporation and would benefit the company as stated in the proposal.

In accordance with SEC Rule 14a-8, our custodian bank will forward to you evidence of the Fund's beneficial ownership. It is our intention to maintain ownership of these securities through the date on which the annual meeting of the Corporation is held.

At your earliest convenience, please advise Julie Gresham, the Director of Corporate Governance at my office, as to the date and location of the 2004 annual meeting.

Sincerely,

Alan G. Hevesi

Enclosed

cc: Robert Russo, J. P. Morgan
Kenneth B. Sylvester, Office of the New York City Comptroller

SHAREHOLDER PROPOSAL

CREATION OF A FORMAL MECHANISM FOR DIALOGUE BETWEEN INDEPENDENT DIRECTORS AND SHAREHOLDERS

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller of the City of New York.

WHEREAS, the board of directors is meant to be an independent body elected by shareholders and charged by law with the duty and authority to formulate and direct corporate policies, and

WHEREAS, in 2002, the Board of Directors of the New York Stock Exchange, recognizing the need to improve corporate governance, proposed a listing standard to empower non-management directors as a more effective check on management, and to facilitate direct communications between shareholders and the non-management directors; and

WHEREAS, in an August 8, 2003, release pertaining, in part, to disclosure of companies' procedures for shareholder communications with the directors, the Securities and Exchange Commission stated that "Providing security holders with disclosure about the process for communicating with board members would improve the transparency of board operations, as well as security holder understanding of the companies in which they invest;"

WHEREAS, a January 1994 study entitled: *Improving Communications Between Corporations and Shareholders: Overall Findings and Recommendations,* prepared on behalf the New Foundations Working Group, John F. Kennedy School of Government, Harvard University, recommended several mechanisms for direct communications between directors and shareholders. Among the recommendations were:

- Regular meetings with groups of shareholders and selected board members
- Meetings between large shareholders and the full board of directors

WHEREAS, we believe that the creation of a means for direct communications on corporate governance matters between shareholders and the non-management directors would benefit the company through constructive discussions of perspectives, enhanced understanding, valuable feedback, and the fostering of meaningful links between directors and the shareholders by whom they are elected;

NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the board of directors to establish an Office of the Board of Directors to enable direct communications on corporate governance matters, including meetings, between non-management directors and shareholders, based on the standard proposed by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

STATEMENT OF SUPPORT

The confidence of investors in the U.S. capital markets has been deeply shaken by corporate malfeasance at companies, such as Enron and World Com. Shareholders have suffered loss of their investments estimated in the billions of dollars, and many investors have withdrawn from the stock markets. As long-term institutional investors, we are concerned about the potential negative impact of the continuing erosion of investor confidence on the long-term interests of the company and the shareholders. This proposal is intended to improve investor confidence by improving director and shareholder communications on corporate governance matters, and strengthening the relationship between the Board of Directors and the shareholders.

PAUL R. MOORE

DEC 10 2003

State of Connecticut

Office of the Treasurer

DENISE L. NAPPIER
TREASURER

HOWARD G. RIFKIN
DEPUTY TREASURER

December 9, 2003

Mr. Samuel H. Gillespie, III\
Corporate Secretary
Unocal Corporation
2141 Rosecrans Avenue, Suite 4000
El Segundo, CA 90245

Dear Mr. Gillespie:

The purpose of this letter is to inform you the Connecticut Retirement Plans and Trust Funds ("CRPTF") is co-sponsoring the resolution submitted by New York City Pension Funds – a copy of which is attached.

As the Deputy State Treasurer, I hereby certify that CRPTF has been a shareholder of the minimum number of shares required of your company for the past year. Furthermore, as of December 5, 2003, the CRPTF held 69,100 shares of Unocal Corporation stock valued at $2,331,434. The CRPTF will continue to own the Unocal Corporation shares through the annual meeting date.

Please do not hesitate to contact Donald Kirshbaum, Investment Officer for Policy at (860) 702-3164, if you have any questions or comments concerning this resolution.

Sincerely,

Howard G. Rifkin
Deputy Treasurer

cc: Kenneth Sylvester, New York City Pension Funds

55 ELM STREET, HARTFORD, CONNECTICUT 06106-1773, TELEPHONE: (860) 702-3000
AN EQUAL OPPORTUNITY EMPLOYER

SHAREHOLDER PROPOSAL

CREATION OF A FORMAL MECHANISM FOR DIALOGUE BETWEEN INDEPENDENT DIRECTORS AND SHAREHOLDERS

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller of the City of New York.

WHEREAS, the board of directors is meant to be an independent body elected by shareholders and charged by law with the duty and authority to formulate and direct corporate policies, and

WHEREAS, in 2002, the Board of Directors of the New York Stock Exchange, recognizing the need to improve corporate governance, proposed a listing standard to empower non-management directors as a more effective check on management, and to facilitate direct communications between shareholders and the non-management directors; and

WHEREAS, in an August 8, 2003, release pertaining, in part, to disclosure of companies' procedures for shareholder communications with the directors, the Securities and Exchange Commission stated that "Providing security holders with disclosure about the process for communicating with board members would improve the transparency of board operations, as well as security holder understanding of the companies in which they invest;"

WHEREAS, a January 1994 study entitled: *Improving Communications Between Corporations and Shareholders*: *Overall Findings and Recommendations,* prepared on behalf the New Foundations Working Group, John F. Kennedy School of Government, Harvard University, recommended several mechanisms for direct communications between directors and shareholders. Among the recommendations were:

- Regular meetings with groups of shareholders and selected board members
- Meetings between large shareholders and the full board of directors

WHEREAS, we believe that the creation of a means for direct communications on corporate governance matters between shareholders and the non-management directors would benefit the company through constructive discussions of perspectives, enhanced understanding, valuable feedback, and the fostering of meaningful links between directors and the shareholders by whom they are elected;

NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the board of directors to establish an Office of the Board of Directors to enable direct communications on corporate governance matters, including meetings, between non-management directors and shareholders, based on the standard proposed by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

STATEMENT OF SUPPORT

The confidence of investors in the U.S. capital markets has been deeply shaken by corporate malfeasance at companies, such as Enron and World Com. Shareholders have suffered loss of their investments estimated in the billions of dollars, and many investors have withdrawn from the stock markets. As long-term institutional investors, we are concerned about the potential negative impact of the continuing erosion of investor confidence on the long-term interests of the company and the shareholders. This proposal is intended to improve investor confidence by improving director and shareholder communications on corporate governance matters, and strengthening the relationship between the Board of Directors and the shareholders.

December 9, 2003

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel
(212) 669-7775

RECEIVED
2004 FEB 11 PM 3:19
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 9, 2004

BY EXPRESS MAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Unocal Corporation;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds"), in formal response to the January 22, 2004 letter sent to the Securities and Exchange Commission (the "Commission") by inside counsel for Unocal Corporation (the "Company"). In that letter, the Company contends that the Funds' shareholder proposal relating to direct shareholder communications with independent directors of the Company (the "Proposal") may be omitted from the Company's 2004 proxy statement and form of proxy under Rule 14a-8 under the Securities Exchange Act of 1934. I have reviewed the Proposal, as well as January 22, 2004 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2004 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

The Proposal begins by accurately summarizing listing standards that had been proposed by the New York Stock Exchange ("NYSE") as to the role of independent directors, and shareholder communications with them. It then references a 1994 academic study on the subject, and mentions briefly the policy issues supporting direct shareholder communications with non-management directors. The 'resolved' clause consists of one item:

> NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the Board of Directors to establish an Office of the Board of Directors to enable direct communications **on corporate governance matters**, including meetings, between non-management directors and shareholders, based upon the applicable standard adopted by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

(Emphasis added).

The Funds' Proposal is thus focused on facilitating shareholder communications with independent directors on matters strictly limited to corporate governance. Indeed, the requested 'Office of the Board of Directors' could properly decline to forward communications from shareholders that dealt instead with day-to-day business matters.

II. The Company's Opposition and the Funds' Response

In its letter of January 22, 2004, the Company requested that the Staff of the Division of Corporation Finance (the "Staff") not recommend enforcement action to the Commission if the Company omits the Proposal under: Rule 14a-8(i)(7) (ordinary business); and Rule 14a-8(i)(10) (substantially implemented). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed to meet that burden with respect to either of these exclusions and its request for no-action relief should accordingly be denied.

A. The Proposal Is Not Excludable as Ordinary Business

The Funds have previously presented to the Division their view that the SEC's Releases and recent public policy developments make it clear that companies cannot exclude, as "ordinary business" under Rule 14a-8(i)(7), the Funds' proposals that there be direct communications with independent directors. The important role of such communications in improving corporate governance was most recently highlighted by the Commission in its November 24, 2003 Final Rule: "Disclosure Regarding Nominating Committee Functions and Communications between Security Holders and Boards of Directors," Release No. 34-48825.

But rather than repeat those arguments at length, we instead emphasize that here, the Funds' current form of Proposal, in the heart of the Resolved clause, expressly limits the shareholder communications to those "on corporate governance matters." We understand that the absence of such an express limitation in the Resolved clause has, in the view of Division Staff, been the crucial element in their prior decisions to issue no-action letters during 2003 with respect to the Funds' shareholder communication proposals in *PeopleSoft, Advanced Fiber Communications, Comverse Technology* and *CheckFree*. The Funds have respectfully differed with the Staff's determinations in those matters, and have appealed them. Nonetheless, the Funds specifically amended the Resolved clause in the current Proposal to accommodate the Staff's previously expressed concerns.

We note that subsequent to the *PeopleSoft* and *Advanced Fiber Communications* no-action letters, the Staff did decline to issue a no-action letter in *Kroger Co.* (April 11, 2003. The *Kroger* proposal related to shareholder communications with independent directors as to shareholder proposals that had obtained the vote of a majority of shareholders, but upon which the Board had not acted. Subsequently, the Staff's July 15, 2003 Report, "Review of the Proxy Process Regarding the Nomination and Election of Directors," drew a distinction that while the *Kroger* proposal was limited to matters of corporate governance, the *Advanced Fiber* and *PeopleSoft* proposals "did not limit the nature of the communications to other than ordinary business." *Id.* at p. 25, fn. 53, 55. With the limitation to "corporate governance matters" now manifest on the face of the Proposal's Resolved clause, the same result as in *Kroger* should obtain here, regardless of the outcome of the pending appeals.

The Funds' Proposal is not ordinary business, and the Company's arguments under 14a-8(i)(7) should be rejected.

B. The Proposal has not been substantially implemented by the Company.

The Company's claim that it has "substantially implemented" direct communications with the independent directors is based upon the brief description by the Company's counsel of a policy not yet made public. There is just enough of a description to indicate that the Company's intended designation of its Vice Chairman as the destination for shareholder communications, rather than the Proposal's requested Office of the Board of Directors reporting directly to the independent directors, could result in the substantial frustration, rather than the substantial implementation, of the Proposal. It would appear from the summary that the Vice Chairman, although laudably an independent director, has unfettered discretion to decline to pass along to the other independent directors all or most of the correspondence addressed to them. In contrast, the Proposal gives the Office of the Board of Directors no such unlimited screening power to block communications from going to the independent directors. The Company's program could thus thwart the very communications that the Proposal was intended to facilitate.

As the Company has not substantially implemented the Proposal, its argument under 14a-8(i)(10) fails.

III. Conclusion

For the reasons set forth herein, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Sincerely,

Richard S. Simon
Deputy General Counsel

Cc: Rosario Herrera Sindel, Esq.
Unocal Corporation

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 16, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Unocal Corporation
Incoming letter dated January 22, 2004

The proposal requests that the board of directors establish an Office of the Board of Directors to enable direct communications "on corporate governance matters," including meetings, between non-management directors and shareholders.

We are unable to concur in your view that Unocal may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Unocal may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Unocal may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Unocal may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Grace K. Lee
Special Counsel